

10031261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Concepts, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10777 Sunset Office Drive, Suite 318
(No. and Street)

Sunset Hills	MO	63127-1040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Diemer 314-394-2045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiefer Bonfanti & Co., LLP
(Name – *if individual, state last, first, middle name*)

701 Emerson Road, Suite 201	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark E. Diemer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Concepts, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, 6/10/10

Title

Notary Public


LAURIE SANDLER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: June 17, 2013
09404055

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY CONCEPTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

EQUITY CONCEPTS, INC.

DECEMBER 31, 2009 AND 2008

Table of Contents



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.432.6700
f.314.432.3992

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Equity Concepts, Inc.

We have audited the accompanying statement of financial condition of **Equity Concepts, Inc.** (a Missouri corporation) as of December 31, 2009 and 2008, and the related comparative statements of income, cash flows, and changes in stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Equity Concepts, Inc.** as of December 31, 2009 and 2008, and the results of its operations and cash flows, for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on Pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kiefer Bonfanti & Co. LLP

February 25, 2010

STATEMENTS OF FINANCIAL CONDITION

Assets

	December 31, 2009	2008
Assets		
Cash	$ **50,671**	$ 75,523
Receivables - clearing brokers	**8,273**	12,390
Deposits - clearing brokers	**10,000**	10,000
Deposits - others	**1,207**	1,302
Total Assets	$ **70,151**	$ 99,215

Liabilities and Stockholders' Equity

	2009	2008
Liabilities		
Payroll taxes	$ **3,678**	$ 4,550
Total Liabilities	**3,678**	4,550
Stockholders' Equity		
Common stock, par value $1, authorized 30,000 shares, issued and outstanding 1,000 shares	**1,000**	1,000
Additional paid-in capital	**31,000**	31,000
Retained earnings	**34,473**	62,665
Total Stockholders' Equity	**66,473**	94,665
Total Liabilities and Stockholders' Equity	$ **70,151**	$ 99,215

See accompanying notes to financial statements.

STATEMENTS OF INCOME

	Years Ended December 31,	
	2009	2008
Revenues		
Broker dealer - other business	$ 201,854	$ 386,410
Total Revenues	201,854	386,410
Operating Expenses		
Officer compensation	96,000	96,000
Employee compensation	46,600	47,300
Rent	13,823	644
Payroll taxes	11,649	12,291
Communications	9,463	8,645
Office expense	8,497	9,573
Professional fees	8,375	5,025
Regulatory fees	1,185	1,085
Repairs and maintenance	1,114	1,916
Travel	815	234
Fidelity bond and insurance	350	1,078
Meals and entertainment	175	2,088
Total Operating Expenses	198,046	185,879
Net Income	$ 3,808	$ 200,531

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 1,000	$ 31,000	$ 63,134	$ 95,134
Net income for the year ended December 31, 2008	-	-	200,531	200,531
Distributions	-	-	(201,000)	(201,000)
Balance, December 31, 2008	1,000	31,000	62,665	94,665
Net income for the year ended December 31, 2009	-	-	3,808	3,808
Distributions	-	-	(32,000)	(32,000)
Balance, December 31, 2009	**$ 1,000**	**$ 31,000**	**$ 34,473**	**$ 66,473**

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2009	2008
Cash Flows from Operating Activities		
Net Income	$ 3,808	$ 200,531
Adjustments:		
Change in assets and liabilities items:		
(Increase) decrease in operating assets:		
Receivables - clearing brokers	4,117	9,282
Deposits - clearing brokers	-	(5,000)
Receivable - others	-	2,251
Deposits - others	95	(1,077)
Increase (decrease) in operating liabilities		
Payroll taxes	(872)	448
Net Cash Provided by Operating Activities	7,148	206,435
Cash Flows from Financing Activities		
Distributions	(32,000)	(201,000)
Net Cash Used by Financing Activities	(32,000)	(201,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(24,852)	5,435
Cash and cash equivalents, beginning of year	75,523	70,088
Cash and Cash Equivalents, End of Year	$ 50,671	$ 75,523

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Business Descriptions
Equity Concepts, Inc. (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on May 14, 1992, the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri, and commenced operations upon notification of approval from regulatory authorities. The Company's customers are located principally outside the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through Smith Moore & Co., on a fully disclosed basis. The clearing brokers will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange on which the trade is executed. The Company is also obligated to maintain good faith cash deposit accounts with its clearing brokers. Smith, Moore & Co. requires the Company to maintain a good faith deposit of $10,000. Claims against the Company, not otherwise resolved within 3 business days notice to the Company, may be charged to these deposit accounts by the clearing brokers, if commissions, due the Company, on hand are inadequate to settle the claim. The clearing brokers, upon termination of the agreement will deliver to the Company the contents of the deposit account on or before the 30th day of said termination. These funds maintained with the clearing brokers are at risk, uninsured and un-collateralized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at a financial institution. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000 at December 31, 2009.

Property and Equipment
Property and equipment are stated at cost, less allowances for depreciation. For financial reporting purposes, depreciation is computed using the accelerated methods over the estimated useful lives of the assets. The estimated useful lives for financial reporting for office equipment and furniture are 3-7 years.

Expenditures for maintenance and repairs are expensed as incurred. Renewals and betterments that substantially extend the lives of assets are capitalized.

When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Notes to Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Expense Recognition
The Company conducts a two-tier clearing business. Its customers, who include other security broker/dealers, both domestic and foreign to the USA, will be re-introduced on a non-exclusive fully disclosed basis. The clearing broker will pool all net revenue generated from the Company's customers into a correspondent payable account.

Monthly, the Company will calculate the amount due each broker/dealer and the clearing broker will distribute to each entity the amount due from the correspondent payable account. The balance of this pool is then distributed to the Company which is recognized as broker dealer - other business revenue.

Estimates and Assumptions
Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Subsequent Events
The Company has evaluated subsequent events through February 25, 2010, the date which the financial statements were available to be issued, for possible additional recognition or disclosure.

2. PROPERTY AND EQUIPMENT

Property and equipment is stated as follows:

	December 31,	
	2009	**2008**
Office equipment and furniture, at cost	$ **1,591**	$ 1,591
Less accumulated depreciation	**(1,591)**	(1,591)
Property and Equipment, Net	$ **-**	$ -

There was no depreciation expense for the years ended December 31, 2009 and 2008.

Notes to Financial Statements (Continued)

3. RELATED PARTY TRANSACTIONS

Stockholders' Equity
All the common stock of the Company is owned by the Officer/Shareholders who also serve as Directors.

4. LEASE COMMITMENTS

The Company occupied space and used equipment provided by the clearing broker. The associated expense was charged against amounts due the Company, as a component of the clearing charges.

In August 2008, the Company entered into an operating lease agreement for office space. The lease commenced in December, 2008 and will expire on October 31, 2011. The lease calls for monthly rental payments of $1,152. The future minimum lease payments associated with the lease are as follows:

Years Ending December 31,	Amount
2010	$ 13,823
2011	11,519
	$ 25,342

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had adjusted net capital of $55,098 and $83,157, respectively, which was $50,098 and $78,157 in excess of its required minimum dollar net capital of 5,000 for 2009 and 2008, respectively. The Company's net capital ratio at December 31, 2009 and 2008 was 1.0668 to 1 and 1.0547 to 1, respectively.

Notes to Financial Statements (Continued)

6. INCOME TAXES

The Company elected to be treated as an S-corporation, effective June 1, 1998. Under this provision of the tax code, the company is not obligated to pay income tax and instead reports its income to the shareholders.

The Financial Accounting Standards provide guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The Financial Accounting Standards require the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would not be recognized in the financial statements for the current year.

The income tax positions taken by the Company for any years open under the various statutes of limitations are (1) that the Company has properly reported all income and deductions and (2) that the Company has properly filed income tax returns in all jurisdictions they are required to file. Management believes these tax positions meet the more-likely-than-not threshold and, accordingly, the tax benefits of these income tax positions (no income tax expense or liability) have been recognized for the years ended on or before December 31, 2009.

The Federal Form 1120S and state forms of the Company for the years ended December 31, 2009, 2008 and 2007 are subject to examination by the IRS, generally for three years after they were filed. As of December 31, 2009, no returns have been selected for examination by the IRS.

SUPPLEMENTARY INFORMATION

COMPUTATION OF ADJUSTED NET CAPITAL

	December 31, 2009	2008
Capital		
Capital stock	**$ 1,000**	$ 1,000
Additional paid-in capital	**31,000**	31,000
Retained earnings	**34,473**	62,665
Total Capital	**66,473**	94,665
Deductions from Capital:		
Clearing deposit	**(10,000)**	(10,000)
Security deposit - office lease	**(1,152)**	(1,152)
Deposit regulatory agency	**(55)**	(150)
Unsecured debits	**(168)**	(206)
Total Deductions	**(11,375)**	(11,508)
Adjusted Net Capital	**$ 55,098**	$ 83,157
Aggregate Indebtedness		
Payroll taxes payable	**$ 3,678**	$ 4,550
Total Aggregate Indebtedness	**$ 3,678**	$ 4,550
Ratio: Aggregated Indebtedness to Adjusted Net Capital	**0.067**	0.055
Minimum dollar net capital	**$ 5,000**	$ 5,000
Adjusted net capital	**55,098**	83,157
Excess of Net Capital Over Requirement	**$ 50,098**	$ 78,157
Six and two-thirds (6 2/3)% of aggregate indebtedness	**$ 245**	$ 303
Adjusted net capital	**55,098**	83,157
Excess of Net Capital at 1500%	**$ 54,853**	$ 82,854

RECONCILIATION OF NET CAPITAL COMPUTATION

	December 31,	
	2009	2008
Net capital	**$ 55,098**	$ 83,157
Net capital shown on most recent unaudited part IIA filing	**55,098**	83,158
Difference-Rounding	**$ -**	$ 1

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

An exemption to the possession or control requirements of rule 15c3-3 is claimed under Section (k) (2) (ii):

> In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Smith, Moore & Co., on a fully disclosed basis.



Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.432.6700
f.314.432.3992

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders of
Equity Concepts, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Equity Concepts, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP

February 25, 2010